

July 13, 2009

David Garofalo
Chief Financial Officer
Agnico-Eagle Mines Limited
145 King Street East
Toronto, Canada M5C 2YZ

      **Re:**    **Agnico-Eagle Mines Limited**
              **Form 20-F for the Fiscal Year Ended December 31, 2008**
              **Filed March 31, 2009**
              **File No. 1-13422**

Dear Mr. Garofalo:

      We have completed our review of your filings and have no further comments at this time.

      Please contact John Lucas at (202) 551-5798 or, in his absence, or John Madison at (202) 551-3296 with any other questions.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director